[GRAPHIC OMITTED] AHOLD                                          August 30, 2007

                                                                   Press Release

AHOLD TO DELIST FROM NYSE AND DEREGISTER FROM U.S. SEC

Amsterdam, the Netherlands - Ahold today announced its intention to delist its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE), deregister from the U.S. Securities and Exchange Commission (SEC) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934. The company's ADRs will continue to be traded on the over-the-counter (OTC) market in the United States.

The decision to delist has been taken as part of Ahold's strategy to improve cost-effectiveness by reducing complexity without detracting from the integrity of its corporate governance and control processes. The benefits of maintaining a U.S. registration and a NYSE listing have declined over time. The majority of Ahold shares held by U.S.- domiciled investors are acquired through Euronext Amsterdam and the average daily trading volume in the United States over the last twelve months has been less than five percent of the total worldwide volume.

Ahold will shortly provide written notice to the NYSE of its intention to delist. The company intends to file a Form 25 with the SEC, on or about September 10, 2007, to effect the delisting. The delisting will be effective ten days after this filing (unless the company withdraws the Form 25 before the end of the ten day period). The company reserves the right to delay or withdraw the filing of the Form 25 prior to the end of the ten day period.

Ahold intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act as soon as practicable following the delisting from NYSE becoming effective and the company being ready for OTC trading. Upon the filing of Form 15F, Ahold's reporting obligations under the Exchange Act will be immediately suspended, meaning it will no longer submit reports to the SEC. The deregistration will become effective 90 days after the filing of the Form 15F, unless the Form 15F is withdrawn before that date. Ahold reserves the right to delay the filing or withdraw the filing of the Form 15F prior to the end of the 90-day period.

Ahold will maintain its American Depositary Receipt facility as a Level I program. The ADRs will be traded on the OTC market and Ahold common shares will continue to be traded on Euronext Amsterdam.

Ahold expects to be able to fully satisfy its current and future capital requirements based on its financial standing, through a single listing on Euronext Amsterdam. Ahold's Corporate Executive and Supervisory boards have also taken into account the regulatory, legal, reporting and governance complexity and costs associated with complying with these two registrations.

Ahold will continue to maintain a high standard of corporate governance and disclosure in line with the current Dutch corporate governance code and regulatory requirements. Ahold is committed to continuously strengthening its risk management, internal control and compliance processes and will continue to publish its Annual Report and communications in accordance with the Exchange Act Rule 12g3-2 (b) in the investor relations section of the company's public website at www.ahold.com.

Ahold Press Office: +31 (0)20 509 5343

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[GRAPHIC OMITTED] AHOLD                                          August 30, 2007

                                                       Press Release - continued

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to plans to delist from the NYSE, to deregister from the U.S. SEC, to have its ADRs trade on the OTC market and to continue to have its common shares trade on Euronext Amsterdam; expectations regarding improved cost-effectiveness; and plans to file a Form 25 and a Form 15F and the timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies, changes in Ahold's liquidity needs, the actions of competitors and third parties, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.".

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